

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

<u>Via E-mail</u>
Nikolas Konstant
Chief Executive Officer
Cellteck, Inc.
2049 Century Park East
Suite 3670
Los Angeles, CA 90067

      Re: Cellteck, Inc.
              Current Report on Form 8-K
              Filed October 15, 2012
              Preliminary Proxy Statement on Schedule 14A
              Filed October 18, 2012
              File No. 0-53246

Dear Mr. Konstant:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/H. Roger Schwall

              H. Roger Schwall
              Assistant Director

cc: Mr. Jeffrey P. Berg